UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. March 1, 2017.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the twelve months ended December 31, 2016 of US$278.3 million (US$1.06 per ADR), an increase from US$213.2 million (US$0.81 per ADR) reported for the twelve months ended December 31, 2015 (the 2016 results were affected by the write-off related to stopping the operations of the train, which had a one-time, before-tax effect of US$32.8 million on net income, while the 2015 results were impacted by the stopping of the operations at Pedro de Valdivia, which had a one-time, before-tax impact of US$57.7 million). Gross profit(3) reached US$611.0 million (31.5% of revenues) for the twelve months ended December 31, 2016, higher than US$542.7 million (31.4% of revenues) recorded for the twelve months ended December 31, 2015. Revenues totaled US$1,939.3 million for the twelve months ended December 31, 2016, representing an increase of 12.2% compared to US$1,728.3 million reported for the twelve months ended December 31, 2015.

The Company also announced earnings for the fourth quarter of 2016, reporting net income of US$80.9 million (US$0.31 per ADR) compared to US$44.6 million (US$0.17 per ADR) for the fourth quarter of 2015. Gross profit for the fourth quarter 2016 reached US$204.8 million; higher than the US$118.0 million recorded for the fourth quarter 2015. Revenues for the fourth quarter 2016 totaled US$553.8 million, an increase of approximately 34.6% compared to the fourth quarter 2015, when revenues amounted to US$411.3 million.

We entered into an agreement with the Department of Justice and the Securities and Exchange Commission, both of the United States of America pursuant to the terms disclosed by the Company on January 13, 2017. These agreements had a one-time impact on the fourth quarter 2016 results of US$30.5 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “We ended 2016 with a very strong fourth quarter; our EBITDA reached US$238.9 million, and contributed to the EBITDA of US$761.0 million that we reported for the year. Higher lithium sales volumes and higher lithium average prices were the main contributors to these strong fourth quarter results, higher sales volumes related to potassium chloride, iodine and solar salts(4) also played an important role.”

“Lithium sales volumes almost reached 50,000 MT for the year, and average prices during the fourth quarter surpassed prices seen in earlier quarters during 2016. Sales volumes seen during the fourth quarter exceeded 14,000 MT, a record for us. We remain uncertain about future lithium prices, as new supply and timing of new projects will be an important factor during 2017. It is anticipated that new supply could enter the market during the second half of 2017. We believe lithium demand could grow over 10% per year in the near term.”

He continued by saying, “As we look to take advantage of the strong lithium market, we will focus our production process on maximizing lithium yields, trying to reach similar sales volumes in 2017 as seen in 2016. This in turn could lead to a decrease in potassium chloride production in 2017, and potassium chloride sales volumes, that were up over 24% in 2016 compared to 2015, could decrease in the future. We believe in recent months, potassium chloride prices have reached a bottom, and in some cases, we have seen slight price recovery. However, we still believe that average prices in 2017 will be lower than average prices seen during 2016. In the SPN business line, prices decreased during 2016, and could decrease further in coming quarters.”

He closed by saying, “Our sales volumes of iodine and derivatives grew over 13% when compared to the fourth quarter last year, reporting the strongest quarterly sales volumes seen in recent years, and the strongest annual sales volumes seen since 2012. Prices continued to decline as anticipated, but we regained market share in line with our objective, closing the year with a market share of approximately 29%. We expect sales volumes in 2017 to be slightly higher than sales volumes seen during 2016. We have seen prices stabilizing in recent months, however, we still expect average prices during 2017 to be lower than average prices reported during 2016.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the twelve months ended December 31, 2016 totaled US$623.9 million, a decrease of 4.4% compared to $652.3 million reported for the twelve months ended December 31, 2015.

Fourth quarter 2016 revenues reached US$136.8 million, 8.8% lower than the US$149.9 million reported in the fourth quarter of 2015.

Specialty Plant Nutrition Sales Volumes and Revenues:

		2016	2015	2016/2015
Specialty Plant Nutrition Total Volumes	Th. MT	840.8	831.9	8.9	1%
Sodium Nitrate	Th. MT	24.4	26.0	-1.6	-6%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	475.8	493.6	-17.8	-4%
Specialty Blends	Th. MT	213.5	203.9	9.6	5%
Other specialty plant nutrients (*)	Th. MT	127.2	108.4	18.7	17%
Specialty Plant Nutrition Revenues	MUS$	623.9	652.3	-28.4	-4%

		4Q2016	4Q2015	2016/2015
Specialty Plant Nutrition Total Volumes	Th. MT	189.9	195.6	-5.7	-3%
Sodium Nitrate	Th. MT	9.2	6.8	2.4	36%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	97.6	109.0	-11.4	-10%
Specialty Blends	Th. MT	49.3	51.3	-2.0	-4%
Other specialty plant nutrients (*)	Th. MT	33.8	28.5	5.3	19%
Specialty Plant Nutrition Revenues	MUS$	136.8	149.9	-13.1	-9%

*Includes trading of other specialty fertilizers.

Sales volumes during 2016 for this business line increased a slight 1% compared to 2015. Average prices during 2016 decreased approximately 5.4% compared to prices reported last year.

We expect to see continued growth in the water soluble market of about 5%, and we are well positioned to satisfy this growing demand. We remain confident in the future of the potassium nitrate and specialty fertilizer markets, and will continue to invest to develop and expand the market.

SPN gross profit(5) accounted for approximately 24% of SQM’s consolidated gross profit for the twelve months ended December 31, 2016.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2016 were US$231.1 million, a decrease of 12.0% compared to US$262.6 million generated for the twelve months ended December 31, 2015.

Revenues from sales of iodine and derivatives for the fourth quarter of 2016 amounted to US$56.1 million, a decrease of 11.4% compared to US$63.3 million achieved during the fourth quarter of 2015.

Iodine and Derivative Sales Volumes and Revenues:

		2016	2015	2016/2015
Iodine and Derivatives	Th. MT	10.2	9.3	0.8	9%
Iodine and Derivatives Revenues	MUS$	231.1	262.6	-31.4	-12%

		4Q2016	4Q2015	2016/2015
Iodine and Derivatives	Th. MT	2.7	2.4	0.3	13%
Iodine and Derivatives Revenues	MUS$	56.1	63.3	-7.2	-11%

Lower iodine revenues were the result of lower prices. During 2016, we continued to see a downward trend in iodine pricing, and average prices were approximately US$23/kilogram, a decrease of about 19% compared to average prices seen during 2015. During the fourth quarter 2016, average prices fell to just below US$21/kilogram. In recent months we have seen prices stabilize, and we are cautiously optimistic that prices may not deteriorate more during 2017. However, we expect our average price in 2017 will be lower than average prices seen during 2016.

Our sales volumes during 2016 totaled 10,200 MT, approximately 9% higher than sales volumes seen during 2015. We believe that global iodine demand grew slightly in 2016. We expect to increase our market share again in 2017. In line with our strategy in iodine, our increased sales volumes allowed us to increase our market share to approximately 29% in 2016. We currently have an effective capacity of 10,000 MT/year, with 9,000 MT coming from our most efficient plant in Nueva Victoria.

Gross profit for the Iodine and Derivatives segment accounted for approximately 7% of SQM’s consolidated gross profit for the twelve months ended December 31, 2016.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$514.6 million during the twelve months ended December 31, 2016, an increase of 130.8% compared to the US$223.0 million for the twelve months ended December 31, 2015.

Lithium and derivatives revenues increased 180.8% during the fourth quarter of 2016 compared to the fourth quarter of 2015. Total revenues amounted to US$176.8 million during the fourth quarter of 2016, compared to US$63.0 million in the fourth quarter of 2015.

Lithium and Derivatives Sales Volumes and Revenues:

		2016	2015	2016/2015
Lithium and Derivatives	Th. MT	49.7	38.7	10.9	28%
Lithium and Derivatives Revenues	MUS$	514.6	223.0	291.6	131%

		4Q2016	4Q2015	2016/2015
Lithium and Derivatives	Th. MT	14.5	10.9	3.7	34%
Lithium and Derivatives Revenues	MUS$	176.8	63.0	113.8	181%

The lithium market exceeded expectations during 2016; world demand growth was robust, and we estimate that it was close to 14%. Supply did not keep the same pace, and therefore market prices saw historical increases. At the same time, we saw delays in some lithium projects, and this created tightness in the market, thus leading to significant pressure on market prices during 2016.

This pricing trend, coupled with higher sales volumes impacted our 2016 revenues. In line with our previous expectations, our sales volumes increased 28% during 2016 when compared to 2015, reaching 49.7k MT. Average prices for this business line increased an impressive 80% compared to average prices seen during 2015.

New supply and timing of new projects will be an important factor in determining lithium prices during 2017. It is anticipated that new supply will enter the market during the second half of 2017. Sales volumes for the business line in 2017 should be similar to those seen in 2016, however, we expect our product mix to shift, leading to higher lithium hydroxide sales volumes in 2017. We believe lithium hydroxide is increasingly becoming the preferred product used for lithium battery production related to electric vehicles, and we expect lithium hydroxide demand growth to outpace lithium carbonate demand growth in the upcoming years.

Gross profit for the Lithium and Derivatives segment accounted for approximately 55% of SQM’s consolidated gross profit for the twelve months ended December 31, 2016.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2016 totaled US$403.3 million, a 6.3% decrease compared to the US$430.6 million reported for the twelve months ended December 31, 2015.

Potassium chloride and potassium sulfate revenues increased 10.8% in the fourth quarter of 2016, totaling US$107.3 million compared to the US$96.8 million reported for the fourth quarter of 2015.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		2016	2015	2016/2015
Potassium Chloride and Potassium Sulfate	Th. MT	1,534.7	1,241.8	292.8	24%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	403.3	430.6	-27.3	-6%

		4Q2016	4Q2015	2016/2015
Potassium Chloride and Potassium Sulfate	Th. MT	410.6	326.1	84.5	26%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	107.3	96.8	10.4	11%

Revenues in the potassium chloride and potassium sulfate business line were impacted by potassium chloride prices. Average prices from the potassium chloride and potassium sulfate business line fell approximately 24% during 2016 when compared to 2015, reaching US$263/MT. We previously disclosed, average prices did slightly recover during the end of 2016, and average prices in the fourth quarter were almost 6% higher than average prices reported during the third quarter 2016.

It is estimated that 2017 global potash demand may increase an additional 2 million tons. We will have better visibility into the potassium chloride market and pricing once contracts between the largest producers and China close – this should be in the coming months. At this point, we believe that average prices in 2017 will be lower than average prices reported during 2016. We believe we could see a decrease in potassium chloride production in 2017, and potassium chloride sales volumes, that were up over 24% in 2016 compared to 2015, could decrease in the future. These increased sales volumes seen during 2016 when compared to 2015, allowed us to get back to the sales volumes we saw in 2014.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 7% of SQM’s consolidated gross profit for the twelve months ended December 31, 2016.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2016 reached US$104.1 million, a 6.8% increase compared to US$97.6 million for the twelve months ended December 31, 2015.

Revenues for the fourth quarter of 2016 totaled US$60.8 million, an increase of 233.6% compared to US$18.2 million for the fourth quarter of 2015.

Industrial Chemicals Sales Volumes and Revenues:

		2016	2015	2016/2015
Industrial Nitrates	Th. MT	128.9	126.1	2.8	2%
Industrial Chemicals Revenues	MUS$	104.1	97.6	6.6	7%

		4Q2016	4Q2015	2016/2015
Industrial Nitrates	Th. MT	75.3	21.2	54.1	255%
Industrial Chemicals Revenues	MUS$	60.8	18.2	42.6	234%

Revenues in the industrial chemicals business line increased as a result of higher sales volumes. These higher sales volumes were related to increased sales volumes of solar salts, which totaled almost 60,000 MT this year, higher than our most recent estimates. Prices during 2016 remained flat compared to 2015.

Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2016.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$62.2 million in the twelve months ended December 31, 2016, lower than the US$62.3 million for the twelve months ended December 31, 2015.

Financial Information

Capital Expenditures

Capex during 2016 reached approximately US$120 million, and the majority of these expenditures were related to maintenance and the commencement of some expansion projects related to nitrate and lithium hydroxide production. In addition to these expenditures, we also invested US$25 million in Minera Exar SA and US$20 million in Elemental Minerals (now Kore Potash Limited).

During 2017, we expect capital expenditures to reach approximately US$170 million, apart from maintenance we will invest in the construction of a new lithium hydroxide plant, and the expansion of our potassium nitrate capacity.

In 2017, we expect to invest around US$100 million to the development of the Caucharí-Olaroz lithium project in Argentina. We have progressed with the engineering and design of the project, including, the hydrological model, and are confident that we will begin construction as planned during the first half of 2017.

Administrative Expenses

Administrative expenses totaled US$88.4 million (4.6% of revenues) for the twelve months ended December 31, 2016, compared to US$86.8 million (5.0% of revenues) recorded during the twelve months ended December 31, 2015.

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2016 were US$46.9 million, compared to US$58.3 million recorded for the twelve months ended December 31, 2015.

Income Tax Expense

Income tax expense reached US$133.0 million for the twelve months ended December 31, 2016, representing an effective tax rate of 32.0%, compared to an income tax expense of US$83.8 million during the twelve months ended December 31, 2015. The Chilean corporate tax rate was 24.0% during the 2016 period and 22.5% during the 2015 period.

Other

The EBITDA margin was approximately 39.2% for the twelve months ended December 31, 2016. EBITDA margin for the twelve months ended December 31, 2015 was approximately 41.9%. The EBITDA margin for the fourth quarter of 2016 was approximately 43.1%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.
5)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

Balance Sheet

(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2016	2015

Total Current Assets	2,335.1	2,682.3
Cash and cash equivalents	514.7	527.3
Other current financial assets	289.2	636.3
Accounts receivable (1)	451.0	402.1
Inventory	993.1	1,003.8
Others	87.1	112.7

Total Non-current Assets	1,883.6	1,961.5
Other non-current financial assets	14.1	0.5
Investments in related companies	133.1	79.3
Property, plant and equipment	1.532.7	1,683.6
Other Non-current Assets	203.6	198.1

Total Assets	4,218.6	4,643.8

Total Current Liabilities	580.3	702.9
Short-term debt	179.1	402.0
Others	401.2	300.9

Total Long-Term Liabilities	1,331.0	1,540.5
Long-term debt	1,093.4	1,290.2
Others	237.6	250.3

Shareholders' Equity before Minority Interest	2,246.1	2,339.8

Minority Interest	61.2	60.6

Total Shareholders' Equity	2,307.3	2,400.4

Total Liabilities & Shareholders' Equity	4,218.6	4,643.8

Liquidity (2)	4.0	3.8

(1)	Accounts receivable + accounts receivable from related companies

(2)	Current assets / current liabilities

Income Statement

(US$ Millions)	For the 4th quarter		For the twelve months ended Dec. 31,
	2016	2015	2016	2015

Revenues	553.8	411.3	1,939.3	1,728.3

Specialty Plant Nutrition (1)	136.8	148.9	623.9	652.3
Iodine and Iodine Derivatives	56.1	63.3	231.1	262.6
Lithium and Lithium Derivatives	176.8	63.0	514.6	223.0
Industrial Chemicals	60.8	18.2	104.1	97.6
Potassium Chloride & Potassium Sulfate	107.3	96.8	403.3	430.6
Other Income	16.1	20.1	62.2	62.3

Cost of Goods Sold	(289.1)	(222.5)	(1,089.9)	(917.3)
Depreciation and Amortization (2)	(59.9)	(70.9)	(238.4)	(268.3)

Gross Profit	204.8	118.0	611.0	542.7

Administrative Expenses	(25.8)	(22.9)	(88.4)	(86.8)
Financial Expenses	(12.3)	(17.8)	(57.5)	(69.9)
Financial Income	2.6	3.0	10.5	11.6
Exchange Difference	1.0	(2.5)	0.5	(12.4)
Other	(36.0)	(11.9)	(61.2)	(84.2)

Income Before Taxes	134.4	65.8	414.9	301.1

Income Tax	(51.8)	(19.2)	(133.0)	(83.8)

Net Income before minority interest	82.5	46.6	281.9	217.3

Minority Interest	(1.7)	(2.0)	(3.6)	(4.2)

Net Income	80.9	44.6	278.3	213.2
Net Income per Share (US$)	0.31	0.17	1.06	0.81

(1)	Includes other specialty fertilizers

(2)	D&A for FY2016 does not include depreciation related to fixed assets related to the closing of the train.

This amount (US$32.8 million) is recognized under "Other".

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 1, 2017	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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